Exhibit 99.1

Tiziana Life Sciences Ltd

(“Tiziana” or “the Company”)

Update and Interim Results for the Six Months Ended 30 June 2024

NEW YORK, October 18, 2024 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced interim financial results for the six months ended June 30, 2024, and provided a corporate update on its lead programs in development.

Gabriele Cerrone, Executive Chairman, and founder of Tiziana, commented, “The past six months have been defined by meaningful strides in advancing our portfolio of innovative therapeutic candidates. In particular, we are encouraged by the progress in our lead programs targeting neurodegenerative and autoimmune diseases. Our lead asset, foralumab, continues to show significant promise in our expanded access program for multiple sclerosis (MS), which has reaffirmed our confidence in its potential to revolutionize treatments in this area.

We have also achieved a key milestone in our intranasal formulation of foralumab, the start of our Phase 2 study for non-active (non-relapsing) Secondary Progressive Multiple Sclerosis. The positive early-stage clinical data from our expanded access Multiple Sclerosis studies have been very encouraging, indicating the potential of our novel approach to delivering therapies with increased efficacy and fewer side effects compared to traditional treatments. As we continue to evaluate these outcomes, we are optimistic that this can offer patients a much-needed, more tolerable option for managing chronic conditions.

We have been awarded Fast Track designation by the FDA, which is a significant milestone, providing an expedited review process and increased interaction with the FDA. This designation is intended to facilitate the development of and expedite the review of drugs that treat serious conditions and fill an unmet medical need.”

First Half 2024 Developments Related to Foralumab

In January:

Tiziana announced the filing of a new patent application relating to composition and methods for combining GLP-1ra and foralumab, a fully human anti-CD3 antibody, to achieve further reductions in systemic and vascular inflammation associated with Type 2 Diabetes (T2D) and also in a separate population of patients with non T2D obesity.

Tiziana announced that positive findings had been seen in a total of six out of eight Intermediate Size Patient Population Expanded Access (EA) patients. These patients had shown improvements in fatigue scores measured by the Modified Fatigue Impact Scale (MFIS). PET scan findings showing a reduction in microglial activation were also seen in the six patients with MFIS score improvement at the three-month evaluation period.

In April:

Tiziana announced a platform presentation titled, “Treatment of PIRA with Nasal Foralumab Dampens Microglial Activation and Stabilizes Clinical Progression in Non-Active Secondary Progressive MS” at the Annual Meeting of the American Academy of Neurology in Denver, Colorado. The presentation included new, encouraging quantitative imaging data from foralumab’s intermediate-size patient population Expanded Access Program. In the presentation, foralumab, a fully human anti-CD3 monoclonal-antibody showed the attenuation of microglial activation in patients with non-active secondary progressive multiple sclerosis (na-SPMS) based on positron emission tomography (PET) imaging and disease stabilization in na-SPMS patients with disease progression independent of relapse (PIRA).

The oral presentation, delivered by Tarun Singhal, M.B.B.S., M.D., Director of the PET Imaging Program in Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham Healthcare System, and Associate Professor of Neurology at Harvard Medical School, assessed the effect of intranasal foralumab on microglial activation in na-SPMS patients with PIRA as measured by positron emission tomography (PET) imaging via [F-18]PBR06-PET, a novel, long-half-life ligand used in PET scanning. The study is designed to be open-label and part of the Expanded-Access Program evaluating foralumab in na-SPMS patients that is currently underway.

Five of six patients (83%, 95% confidence interval 44%-97%) showed a qualitative reduction on [F-18]PBR06-PET in multiple brain regions after both 3 and 6 months of nasal foralumab treatment, which implies that there is in vivo evidence for reduced microglial activation and neuroinflammation following treatment with nasal foralumab. White matter z-scores (a measure of abnormally increased neuroinflammation) were reduced by 26-36% in the foralumab-treated group at 3 and 6 months, which was >4-5-times higher compared to 6% variability in the test-retest group. Clinically, foralumab-treated patients demonstrated a stable EDSS and improvement in the Modified Fatigue Impact Scale (MFIS). Reduction in fatigue as measured by the MFIS is clinically relevant to the lives of na-SPMS patients and will be a key monitoring parameter moving forward.

Nasal foralumab attenuated microglial activation in na-SPMS patients with PIRA at 3 and 6 months, as evaluated by [F-18]PBR06-PET and was associated with clinical symptom stability. Based on these positive results, a double-blind, placebo-controlled, dose-ranging study of nasal-foralumab in na-SPMS with [F-18]PBR06-PET as a primary endpoint with measures of EDSS and MFIS is underway. This trial (NCT06292923) is important because if the potential to slow disease progression is demonstrated this would align with early treatment intervention.

Tiziana announced additional positive clinical results from its intermediate sized Expanded Access Program (EAP) for non-active secondary progressive multiple sclerosis (na-SPMS) patients. The data demonstrated multiple improvements in foralumab-treated patients, with 70% showing an improvement in fatigue after six months of follow-up. Fatigue is a debilitating symptom for many MS patients and is measured by the Modified Fatigue Impact Scale (MFIS).

Tiziana also announced that the U.S. Food and Drug Administration (FDA) had allowed its intranasal foralumab non-active Secondary Progressive Multiple Sclerosis (na-SPMS) Expanded Access (EA) Program to expand from 10 patients to a total of 30 patients.

Up until April, of the 10 participating patients, two patients had been dosed for more than one year and eight additional patients had been dosed for six months, all without serious side effects. All patients had either stabilized or improved on treatment with foralumab, and no patients have declined in key clinical measures. Additionally, 70% of these patients had seen a measurable improvement in fatigue. These data were the first to combine PET imaging with a novel ligand, immune-biomarkers, clinical measures and comprehensive safety data endpoints in patients receiving long-term intranasal foralumab. Patients not eligible for the Phase 2a trial may now be considered for this expanded EA program.

Tiziana also announced for the first time, quantitative data showing improvement in White Matter Z-scores measured from PET images taken at 3 months in nasal foralumab treated patients with non-active secondary progressive multiple sclerosis (na-SPMS). White Matter Z-scores are a statistical measure used in neuroimaging studies to assess the integrity or abnormalities in structures of the brain.

In May:

Tiziana announced it had submitted an FDA request to obtain Orphan Drug Designation for intranasal foralumab for the treatment of non-active secondary progressive Multiple Sclerosis (na-SPMS). This request would make foralumab the first therapy for na-SPMS to receive Orphan Drug Designation. Our request is supported by clinical and non-clinical evidence of foralumab’s effectiveness in na-SPMS. The prevalence estimates, in part, are supported from the Brigham & Women’s Hospital, Boston, Massachusetts, longitudinal study, the CLIMB data of which allowed the estimate of na-SPMS in the population. The FDA have requested further information from Tiziana with regards to this request.

In June:

Tiziana announced the qualitative results for all 10 non-active Secondary Progressive Multiple Sclerosis (na-SPMS) patients enrolled in the intermediate-size patient population Expanded Access (EA) Program receiving foralumab for at least six months. Qualitative improvements in PET imaging were seen in 80% of non-active Secondary Progressive Multiple Sclerosis (na-SPMS) Expanded Access patients receiving intranasal foralumab for at least 6-months.

Tiziana also announced that the U.S. Food and Drug Administration (FDA) had allowed intranasal foralumab to be used under an Expanded Access (EA) IND in its first patient with moderate Alzheimer’s disease. Expanded access IND’s provide a pathway for patients to gain access to investigational drugs, biologics, and medical devices used to diagnose, monitor, or treat patients with serious diseases or conditions for which there are no comparable or satisfactory therapy options available outside of clinical trials.

2024 Recent Clinical Program Updates

In July:

Tiziana announced the U.S. Food and Drug Administration (FDA) had granted Fast Track designation for its intranasal formulation of foralumab, a fully human anti-CD3 monoclonal antibody, for the treatment of non-active Secondary Progressive Multiple Sclerosis (na-SPMS).

The Fast Track designation is a significant milestone, providing an expedited review process and increased interaction with the FDA. This designation is intended to facilitate the development of and expedite the review of drugs that treat serious conditions and fill an unmet medical need.  Only four Fast Track designations have been granted in 2024 by FDA’s Center for Drug Evaluation and Research as of March 31, 2024.

2024 Recent Operational Updates

In August, the Company announced the appointment of Ivor Elrifi as Chief Executive Officer (CEO), effective immediately. Ivor was formerly the global head of the Patent Group at Cooley since 2014 and before that the global head of Patents at Mintz Levin from 1999 – 2014. He has counseled companies in various key industries, including pharmaceutical, biotechnology, life sciences and medical device companies, research institutions, universities, hospitals and governments throughout the world, particularly in the US and Europe. Ivor has guided clients in developing and implementing intellectual property strategies and in the prosecution, licensing and enforcement of patents. He has extensive experience in advising clients on strategic transactional work and regularly counsels clients with respect to investments, business development and mergers and acquisitions, including acquisition transactions involving Novartis, Eli Lilly, Biogen and Astellas. He has received various awards throughout his career, including being named an “LMG Life Sciences: Life Science Star,” and ranked nationally in Chambers USA since 2007. Ivor earned his B.S. and Ph.D. in Biology from Queen’s University and his J.D. from Osgoode Hall Law School.

2024 First Half Financial Results

For the six months ended June 30, 2024 Tiziana reported a total comprehensive loss of $4.7 million compared to $6.9 million for the same period in 2023.

Tiziana had $1.1 million in cash as of 30 June 2024 as compared to $1.2 million on 31 December 2023. Additionally, Tiziana had $6.6 million of other receivables as of 30 June 2024 as compared to $6.1million on 31 December 2023. Post the period end, Tiziana received an additional $3.3 million in non-dilutive funding.

Tiziana’s Annual Report on Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Investors section of the Company’s website at https://ir.tizianalifesciences.com/financial-information/annual-reports

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

EXECUTIVE CHAIRMAN’S STATEMENT

We are pleased to present to you the interim results for Tiziana Life Sciences for the six months ended June 30, 2024. During this period, we have made considerable progress across our pipeline and remain committed to our mission of delivering transformative treatments for patients in areas of unmet medical need.

Strategic Progress and Clinical Advancements

The past six months have been defined by meaningful strides in advancing our portfolio of innovative therapeutic candidates. In particular, we are encouraged by the progress in our lead programs targeting neurodegenerative and autoimmune diseases. Our lead asset, foralumab, continues to show significant promise in our expanded access program for multiple sclerosis (MS) which has reaffirmed our confidence in its potential to revolutionize treatments in this area.

We have also achieved a key milestone in our intranasal formulation of foralumab, the start of our Phase 2 study for non-active (non-relapsing) Secondary Progressive Multiple Sclerosis. The positive early-stage clinical data from our expanded access Multiple Sclerosis studies have been very encouraging, indicating the potential of our novel approach to delivering therapies with increased efficacy and fewer side effects compared to traditional treatments. As we continue to evaluate these outcomes, we are optimistic that this can offer patients a much-needed, more tolerable option for managing chronic conditions.

We have been awarded Fast Track designation by the FDA, which is a significant milestone, providing an expedited review process and increased interaction with the FDA. This designation is intended to facilitate the development of and expedite the review of drugs that treat serious conditions and fill an unmet medical need.

Financial Review

Financially, we have maintained a disciplined approach to managing resources while strategically allocating capital towards our most promising programs. The successful non-dilutive funding that we have received during and post the period, has fortified our balance sheet and positions us well to continue progressing our clinical trials and expanding our R&D capabilities. At the same time, we are mindful of the macroeconomic environment and are actively seeking to optimize our operational efficiencies to ensure long-term sustainability. We continue to explore strategic partnerships and collaborations to enhance our platform and unlock further value for our stakeholders.

Looking Ahead

As we move into the second half of the year, we are more energized than ever about the opportunities ahead. The recent advancements in our clinical trials have reinforced our belief in the potential of Tiziana’s pipeline to bring life-changing treatments to patients. With the strong support of our shareholders, our dedicated team, and the guidance of our scientific advisory board, we are well-positioned to achieve our upcoming milestones.

In closing, I would like to express my sincere gratitude to our investors for their continued confidence and trust. I would also like to acknowledge the tireless efforts of our team, whose dedication and expertise are driving our vision forward. I look forward to updating you further as we make continued progress in the months ahead.

Thank you for your ongoing support.

Gabriele Cerrone

Chaiman and Founder of Tiziana Life Sciences

Consolidated Statement of Comprehensive Income
for the six months ended 30 June 2024

		6 months	6 months	12 months
		to 30 June	to 30 June	to 31 Dec
	Notes	2024	2023	2023
		$’000	$’000	$’000
		(Unaudited)	(Unaudited)
Research and development		(2,576)	(3,287)	(8,113)
Operating expenses		(3,931)	(5,405)	(9,871)

Operating loss		(6,507)	(8,692)	(17,984)

Finance income/(expense)		112	(5)	1,144
FV Loss on Investment		(1,585)	80	(402)
Other income/(losses)		-	-	-
Total Other income/expense		(1,473)	75	742

Operating loss before taxation		(7,980)	(8,617)	(17,242)

Taxation		3,326	-	(449)

Loss for the period		(4,654)	(8,617)	(17,691)

Net loss for the period attributable to equity owners		(4,654)	(8,617)	(17,691)

Other comprehensive income for the period Items that may be reclassified to profit or loss
Translation of foreign operations		(72)	1,697	1,492

Total comprehensive loss attributable to equity owners		(4,726)	(6,920)	(16,199)

Earnings per share
Basic and diluted loss per share on continuing operations		$(0.04)	$(0.08)	$(0.17)

Consolidated Statement of Financial Position

for the 6 months ended 30 June 2024

		30 June	30 June	31 Dec
	Notes	2024	2023	2023
		$’000	$’000	$’000
		(unaudited)	(unaudited)
Assets
Non-Current assets:
Property, plant and equipment, net		16	13	10
Investment in related party	8	2,969	1,886	4,554
Right-of-use assets	9	229	338	283
Total Non-current assets		3,214	2,237	4,847

Currents assets:
Prepayments and Other receivable		355	691	223
Related party receivables		2,850	3,647	2,138
Taxation receivable		3,415	4,246	3,793
Cash and cash equivalents		1,130	6,597	1,183
Total current assets		7,750	15,181	7,337

Total assets		10,964	17,418	12,184

Equity and liabilities

Shareholder’s equity:
Called up share capital (104,037,744) shares are issued and outstanding)		104	102	103
Share premium		16,914	15,596	16,492
Share based payment reserve - options		7,694	6,088	6,905
Shares based payment reserve – warrants		-	697	-
Merger relief reserve		118,698	118,697	118,697
Treasury shares		(1,573)	-	(1,574)
Shares to be issued reserve		-	-	225
Translation reserve		(1,711)	(1,431)	(1,636)
Retained earnings		(138,271)	(124,880)	(133,676)

Equity attributed to the owners of the Company		1,855	13,295	5,536

Current liabilities:
Accounts payable and accrued expenses	7	8,922	3,764	6,387
Lease liability	9	142	170	138
Other liabilities		8	6	14
		9,072	3,940	6,539

Long term liabilities:
Lease Liability	9	37	183	109

Total Liabilities		9,109	4,123	6,648

Total Equity and Liabilities		10,964	17,418	12,184

Consolidated Statement of Cash Flows

for the 6 months ended 30 June 2024

	6 months	6 months	12 months
	to 30 June	to 30 June	to 31 December
	2024	2023	2023
	$’000	$’000	$’000
	(unaudited)	(unaudited)
Cash flows from operating activities
Operating loss for the period before tax	(7,980)	(8,617)	(17,242)
Share Issuance in lieu of fees and bonus	199	-	425
Share based payment – options	885	917	1,773
Depreciation	8	4	7
Bonus to be settled in equity	-	-	100
FV movement on investment	1,585	(80)	402
(Gain)/Loss on foreign exchange	64	1,540	1,519
Depreciation of right of use asset	54	51	89
Options forfeited during the year	(36)	(19)	(39)
Cash inflow from taxation	3,937	-	-
Net (increase) in related party receivables	(713)	(2,033)	(1,524)
Interest on related party loan conversion	-	-	(1,150)
Net (increase)/decrease in operating assets/other receivables	(131)	(389)	80
Net (decrease)/ increase in operating liabilities/other liabilities	2,528	(2,766)	(138)
Net cash generated by operating activities	400	(11,392)	(15,698)

Cash flow from financing activities

Proceeds from Issuance of Ordinary Shares	-	-	24
Proceeds from issuance of Warrants	-	-	135
Repayment of leasing liabilities	(69)	(37)	(119)
Net cash used in financing activities	(69)	(37)	40

Cash flows from investing activities

Purchase of PPE	(14)	-	-
Investment in Related Party	-	-	(1,000)
Purchase of Treasury Shares	-	(254)	(253)
Net cash used in investing activities	(14)	(254)	(1,253)

Net increase/(decrease) in cash and cash equivalents	317	(11,683)	(16,911)

Cash and cash equivalents at beginning of period	1,183	18,122	18,122
Exchange difference	(370)	158	(28)
Cash and cash equivalents at end of period	1,130	6,597	1,183

Consolidated Statement of Changes in Equity -

for the six months ended 30 June 2023

(Unaudited)	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Shares Based Payment Reserve (Warrants)	Merger Reserve	Treasury Shares	Translation Reserve	Shares to be issued Reserve	Retained Earnings	Total Equity
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2024	103	16,491	6,904	0	118,698	(1,573)	(1,639)	225	(133,676)	5,533

Purchase of Treasury Shares	-	-	-	-	-	-	-	-	-	-
Share based payments charge (options)	-	-	885	-	-	-	-	-	-	885
Options forfeited in the year	-	-	(95)	-	-	-	-	-	59	(36)
Shares issued in lieu of directors fee and cash bonus	1	326		-	-	-	-	(225)	-	102
Shares issued in lieu of consultancy fees	-	97		-	-	-	-	-	-	96
Total transactions with owners	1	423	790	-	-	-	-	(225)	59	1,047
Comprehensive income
Loss for the period	-	-	-	-	-	-	-	-	(4,654)	(4,654)
Foreign currency translation	-	-	-	-	-	-	(72)	-	-	(72)
Total comprehensive income	-	-	-	-	-	-	(72)	-	(4,654)	(4,726)
Balance at 30 June 2024	104	16,914	7,694	-	118,698	(1,573)	(1,711)	-	(138,271)	1,855

Consolidated Statement of Changes in Equity -

for the six months ended 30 June 2023

(Unaudited)	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (Warrants)	Merger Reserve	Treasury Shares	Translation Reserve	Retained Earnings	Total Equity
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2023	102	15,596	5,190	697	118,697	(1,320)	(3,128)	(116,263)	19571
Purchase of Treasury Shares	-	-	-	-	-	(254)	-	-	(254)
Share based payments charge (options)	-	-	917	-	-	-	-	-	917
Options forfeited in the year	-	-	(19)	-	-	-	-	-	(19)
Total transactions with owners	-	-	898	-	-	(254)	-	-	644
Comprehensive income

Loss for the period	-	-	-	-	-	-	-	(8,617)	(8,617)
Foreign currency translation	-	-	-	-	-	-	1,697	-	1,697

Total comprehensive income	-	-	-	-	-	-	1,697	(8,617)	(6,920)
Balance at 30 June 2023	102	15,596	6,088	697	118,697	(1,574)	(1,431)	(124,880)	13,295

Consolidated Statement of Changes in Equity -

for the year ended 31 December 2023

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (Warrants)	Merger Reserve	Treasury Shares	Translation Reserve	Shares to be issued Reserve	Retained Earnings	Total Equity
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as at 31 December 2022	102	15,595	5,189	697	118,698	(1,319)	(3,131)	-	(116,263)	19,568
Issue of share capital	1	323								324
Share based payment charge (options)	-	-	1,773	-	-	-	-	-	-	1,773
Options forfeited in the year	-	-	(39)	-	-	-	-	-	-	(39)
Reclass of FV for options forfeited/Cancelled			(19)						19	-
Warrants Exercised in the year	-	573	-	(438)	-	-	-	-	-	135
Warrants forfeited in the year	-	-	-	(259)	-	-	-	-	259
Buyback of Treasury Shares	-	-	-	-	-	(254)	-	-	-	(254)
Shares to be issued in lieu of directors fee and cash bonus	-	-	-	-	-	-	-	225	-	225
Transactions with Owners	1	896	1,715	(697)	-	(254)	-	225	278	2,164
Comprehensive lncome
Loss of the period	-	-	-	-	-	-	-		(17,691)	(17,691)
Foreign currency translation		-	-	-	-	-	1,492		-	1,492

Total comprehensive loss	-	-	-	-	-	-	1,492		(17,691)	(16,199)

Balance as at 31 December 2023	103	16,491	6,904	-	118,698	(1,573)	(1,639)	225	(133,676)	5,533

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

1. GENERAL INFORMATION

Tiziana Life Sciences Ltd is a public limited company incorporated in Bermuda and is listed on the NASDAQ Capital Market (NASDAQ: TLSA). The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy.

These financial statements are presented in thousands of dollars ($’000) which is the presentational currency of the Company. The functional currency for the Company is also US dollars ($) indicative of the primary economic environment in which the Company operates.

2. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated interim financial statements are set out below. These policies have been applied consistently to all the years presented unless otherwise stated.

Basis of preparation

The Interim consolidated financial statements of the Group have been prepared in accordance with the valuation and recognition principles of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRIC interpretations as applicable to companies reporting under IFRS. These interim consolidated financial statements have been prepared under the historical cost convention except for the following items:

- Financial instruments – fair value through profit or loss

Going Concern

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of June 30, 2024, had cash and cash equivalents of $1.2m, a net loss for the period ended June 30, 2024, of $4.6m and net cash received in operating activities of $0.4m.

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued.

The Directors are however aware, through their own extensive experience in the sector, that this position is not uncommon in the context of a pre-revenue life sciences company principally involved in cash consuming research and development activity.

The top line data for the clinical trial is expected in Q3 2025 and the Directors are taking steps to put engagements and plans into place to ensure that sufficient funds will be forthcoming. These steps include possible deferred payments of existing liabilities, working capital cost reductions and raising additional equity.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

New and Revised Standards

Standards in effect in 2024

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2024, that are relevant to the Group and that have had any impact in the period to June 30, 2024. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

Basis of consolidation

Subsidiary undertakings are all entities over which the Group has the power to govern the financial and operating policies of the subsidiary and therefore exercises control. The existence and effect of both current voting rights and potential voting rights that are currently exercisable or convertible are considered when assessing whether control of an entity is exercised. Subsidiaries are consolidated from the date at which the Group obtains control and are de-consolidated from the date at which control ceases.

Business combination

The Group undertook a group reorganisation exercise during the year to December 31, 2021. As part of this process, Tiziana Life Sciences Ltd (a Bermudan entity) was inserted above Tiziana Life Sciences Limited (formerly Tiziana Life Sciences plc) in the Group’s structure. As both entities were under common control of Planwise Ltd, the transaction does not constitute a business combination under IFRS 3 ‘Business combinations’ and instead has been accounted for as a group reorganization, using the pooling of interest method. This results in assets and liabilities being measured at their carrying amount in Tiziana Life Sciences Limited (formerly Tiziana Life Sciences plc) but share capital being that of Tiziana Life Sciences Ltd (a Bermudan entity). Merger accounting has been used to account for this transaction.

On 21 October 2021, Tiziana Life Sciences Ltd (the ‘Company’) acquired the entire shareholding of the former Tiziana Life Sciences plc and its related subsidiaries, by a way of a share for share exchange with Tiziana Life Sciences Ltd becoming the Group’s immediate parent company.

On 21 October 2021, the Company was admitted for listing on the NASDAQ Capital Market Exchange and the former Tiziana Life Sciences plc was delisted from the main market of the London Stock Exchange plc.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The Board considers there to be only one operating segment being the research and development of biotechnological and pharmaceutical products.

Taxation

The tax expense/(credit) for the period represents the total of current taxation and deferred taxation. The charge in respect of current taxation is based on the estimated taxable profit for the year. Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realized, or the deferred liability is settled. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

Research and Development tax credits are provided for in the year that the costs are incurred. These are estimated based on eligible research and development expenditure. Any differences that are rebated are recognized in the following year, when the cash is received from the UK tax authorities.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Group’s presentational currency.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

The financial statements of overseas subsidiary undertakings are translated into US dollars on the following basis:

○	Assets and liabilities at the rate of exchange ruling at the period-end date.

○	Profit and loss account items at the average rate of exchange for the period.

Exchange differences arising from the translation of the net investment in foreign entities, borrowings and other currency instruments designated as hedges of such investments, are taken to equity (and recognized in the statement of comprehensive income) on consolidation.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

License fees

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. Licence fees expenses are recognised as incurred.

Research and development

All on-going research and development expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognised as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

Financial instruments

The Group classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

The Group evaluates the terms of the financial instrument to determine whether it contains an asset, a liability or an equity component. Such components shall be classified separately as financial assets, financial liabilities or equity instruments.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a) Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss (FVTPL) are initially recognized at fair value, and transaction costs are expensed in the income statement. The measurement of financial assets depends on their classification. Financial assets such as receivables and deposits are subsequently measured at amortized cost using the effective interest method, less loss allowance. The Group does not hold any financial assets at fair value through profit or loss or fair value through other comprehensive income.

(b) Financial liabilities, initial recognition and measurement and subsequent measurement

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss. The Group’s financial liabilities include trade and other payables.

Warrants

Warrants are issued by the Group in return for services and as part of a financing transaction.

Warrants issued in return for services.

These warrants fall within scope of IFRS 2. The Company recognises that the fair value at the date of grant of these warrants should be expensed to the Statement of Income and recognised over the life of the service for which the warrant was provided. These warrants have been valued by reference to the equity instruments granted as they are all tied to Convertible loan notes. The measurement date is therefore the date that the Convertible loan note was entered into.

Warrants issued as part of a financing transaction.

Warrants issued as part of a financing transaction fall outside the scope of IFRS 2. These are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity. The fair value is recognised within equity and is not remeasured.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

Share capital

Ordinary shares of the Company are classified as equity.

Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

(ii) Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years
IT and equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Depreciation is allocated to the operating expenses line of the income statement.

Impairment

Impairment of financial assets measured at amortised cost

At each reporting date the Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets.

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, restricted cash and cash and cash equivalents.

Under the general approach the Group recognises a loss allowance for a financial asset at an amount equal to the 12-month expected credit losses, unless the credit risk on the financial asset has increased significantly since initial recognition, in which case a loss allowance is recognised at an amount equal to the lifetime expected credit losses.

Simplified approach

The simplified approach is applied to the impairment assessment of trade receivables.

Under the simplified approach the Group always recognises a loss allowance for a financial asset at an amount equal to the lifetime expected credit losses.

Impairment of non-financial assets

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-financial assets are impaired when its carrying amount exceed its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value at a pre-tax discount rate.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 9).

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. The expected costs of returning to original condition is considered negligible.

At lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate because as the lease contracts are negotiated with third parties it is not possible to determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Short term leases exempt from IFRS 16 are classified as operating leases. Payments made under operating leases are recognised in profit and loss on a straight-line basis over the term of the lease.

Share based payments

The calculation of the fair value of equity-settled share based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees, directors or advisers are rewarded using share based payments, the fair value of the employees’, directors’ or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets). Warrants issued in association with the issue of Convertible Loan Notes are also considered as share based payments and a share based payment charge is calculated for these too.

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used. A corresponding credit is made to a share based payment reserve - options, in the case of options/warrants awarded to employees, directors, advisers and other consultants.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options/warrants expected to vest. Non market vesting conditions are included in assumptions about the number of options / warrants that are expected to become exercisable.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

Estimates are subsequently revised, if there is any indication that the number of share options/warrants expected to vest differs from previous estimates. No adjustment is made to the expense or share issue cost recognised in prior periods if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options/warrants, the proceeds received are allocated to share capital with any excess being recorded as share premium.

Where share options are cancelled, this is treated as an acceleration of the vesting period of the options. The amount that otherwise would have been recognised for services received over the remainder of the vesting period is recognised immediately within the Statement of Comprehensive Income.

All goods and services received in exchange for the grant of any share based payment are measured at their fair value.

Treasury Shares

Where any group company purchases the company’s equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the owners of Tiziana Life Sciences Limited as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of Tiziana Life Sciences Limited.

Other Intangible Assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated impairment losses.

At each balance sheet date non-financial assets are assessed to determine whether there is an indication that the asset or the asset’s cash generating unit may be impaired. If there is such an indication the recoverable amount of the asset or asset’s cash generating unit is compared to the carrying amount.

Convertible loan notes

The Group issues Convertible loan notes which can be classified as equity or a liability depending on whether the fixed for fixed condition is met or not.

Where the fixed for fixed condition is met

The Group classifies convertible loan notes that meet the fixed for fixed condition as equity instruments and records the principal of the loan note as a equity in a Convertible loan note reserve. The accrued interest on the principal amount is also recorded in the Convertible loan note reserve. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the convertible loan note reserve to share capital and share premium.

Where the fixed for fixed condition is not met

The Group classifies convertible loan notes that do not meet the fixed for fixed condition as liability instruments and records the principal of the loan note as a debt liability in the liabilities section of the statement of financial position. The accrued interest on the principal amount is recorded in the income statement and as an increase in the debt liability. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the debt liability to share capital and share premium.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards as issued by the IASB, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

The following are considered to be critical accounting estimates:

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The Company makes estimates as to the useful life of an option award, the expected price volatility of the underlying share, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. The Company also makes estimates as to the vesting period for awards that have performance based criteria.

4. Operating loss

The Group’s operating loss for the period/year is stated after charging the following:

	6 months to 30 June 2024	6 months to 30 June 2023	12 months to 31 December 2023
	(unaudited)	(unaudited)
	$’000	$’000	$’000
License fee	-	-	563
Depreciation of Property, Plant and Equipment	8	4	7
Depreciation (Right-of-use asset)	55	51	89
Foreign exchange gains/(losses)	(64)	1,540	1,519

5. Earnings per share

Basic earnings per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the period.

	6 months to 30 June	6 months to 30 June	12 months to 31 Dec
	2024	2023	2023
	(unaudited)	(unaudited)	(unaudited)
Total comprehensive loss for the period ($’000)	(4,654)	(8,617)	(17,691)

Basic and diluted weighted average number of shares	103,098,300	102,272,614	101,094,918

Basic and diluted loss per share - cents	(4)	(8)	(17)

As the Group is reporting a loss from continuing operations for the period then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the Statement of comprehensive income are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

6. Share based payments

The Company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. The exercise price of the option is normally equal to the market price of an ordinary share in the Company at the date of grant. The Company is currently operating two plans (Tiziana Life Sciences PLC) Share Option Plan which is closed for any new issuances and the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan.

Tiziana Life Sciences PLC Share Option Plan

	Jun 2024		Jun 2023
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)
Outstanding at 1 January	62	6,621	59	6,724
Granted	-	-	-	-
Forfeited/Cancelled	(47)	(1,933)	(35)	(75)
Exercised	-	-	-	-

Outstanding at 30 June	69	4,688	62	6,593

Exercisable at 30 June	93	2,899	60	2,829

	Dec 2023
	Weighted
	Average exercise price (cents)	Options (’000)
Outstanding at 1 January	59	6,724
Granted	-	-
Forfeited/Cancelled	(44)	(103)
Exercised	-

Outstanding at 31 December	62	6,621

Exercisable at 31 December	60	2,829

No options were exercised during the 6 months to June 2024, 6 months to 30 June 2023 and the year to 31 December 2023.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $2,236k (Dec 2023 $2,602; June 2023 $2,850k).

Under the Tiziana Life Sciences PLC Share Option Plan, the total expense recognized for the period to June 2024 was $374k not including $77k for forfeitures. During the year ending 31 December 2023 the total expense recognized was $703k of which $51k relates to forfeitures during the year.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

Share options outstanding at 30 June 2024 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options at 30 June 2024 (‘000)
30 April 2018	30 April 2028	$1.10	500
6 May 2020	5 May 2028	$0.47	3,588
23 July 2020	26 July 2030	$2.11	100
25 August 2020	24 August 2030	$1.98	500
Total			4,688

Tiziana Life Sciences Ltd Equity Incentive Plan

	Jun 2024		Jun 2023
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)
Outstanding at 1 January	73	4,268	69	2,575
Granted	63	1,560	57	1,053
Forfeited/Cancelled	(57)	(104)	-	-
Exercised	-	-	-	-

Outstanding at 30 June	66	5,724	67	3,628

Exercisable at 30 June	67	919	69	500

	Dec 2023
	Weighted
	Average exercise price (cents)	Options (‘000)
Outstanding at 1 January	69	2,575
Granted	61	1,753
Forfeited/Cancelled	(57)	(60)
Exercised	-	-

Outstanding at 31 December	73	4,268

Exercisable at 31 December	70	681

No options were exercised during the six months to June 2024, the six months to June 2023 and for the year ending 31 December 2023.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,147k.

Under the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan, the total expense recognized for the period ended 30 June 2024 was $511k not including a charge of $18k for forfeitures and for the year ending 31 December 2023, the total expense recognized was $1,019k, not including a charge of $57k for forfeitures during the year.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

Share options outstanding at 30 June 2024 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 30 June 2024 (’000)
01 August 2022	01 August 2032	$0.74	725
04 November 2022	04 November 2032	$0.67	1,850
14 March 2023	14 March 2033	$0.57	889
26 July 2023	26 July 2033	$0.67	700
13 March 2024	13 March 2034	$0.50	560
03 May 2024	03 May 2034	$0.71	1,000
Total			5,724

Warrants

For each set of warrants, the charge has been expensed over the service period. The share-based payment charge for the period was $nil (2022; $nil).

	6 months to 30 June 2024	6 months to 30 June 2023
	(Unaudited)	(Unaudited)
$000
Outstanding at 1 January	-	697
Granted	-	-
Transfer to share premium on exercise of warrants	-	-
Outstanding at 30 June	-	697

12 months to 31 Dec 2023

$000
Outstanding at 1 January	697
Granted	-
Transfer to share premium on exercise of warrants	(428)
Expired	(259)
Outstanding at 31 December	-

7. Trade and other payables

	(unaudited) 30 June 2024	(unaudited) 30 June 2023	31 December 2023
	$’000	$’000	$’000
Trade payables	7,478	2,948	4,137
Other payables	-	-	-
Accruals	1,444	816	2,250
	8,922	3,764	6,387

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

8. Investment in related party

	(unaudited) 30 June 2024	(unaudited) 30 June 2023	31 December 2023
	$’000	$’000	$’000
Investment in Accustem Sciences Inc	837	2,676	1,887
Movement in fair value	(367)	(789)	(1,050)
	470	1,887	837

	(unaudited) 30 June 2024	(unaudited) 30 June 2023	31 December 2023
	$’000	$’000	$’000
Investment in Okyo Pharma Ltd.	3,717	-	3,717
Movement in fair value	(1,218)	-	-
	2,499	-	3,717

9. Leases

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During the course of 2022, the Group entered into a new lease agreement for its London office. Any leases that have a term shorter than 12 months the Group has applied the exemption allowed by paragraph 5a in IFRS16 in respect of short – term leases.

Right-of-use assets	30 Jun 2024	30 Jun 2023
	$000	$000
At 1 January	283	372
Additions	-	-
Depreciation	(43)	(51)
Disposal of lease	-	-
Exchange differences	(11)	(16)
At 30 June	229	337

Right-of-use assets	31 Dec 2023
$000
At 1 January	372
Additions	-
Depreciation	(104)
Disposal of lease	-
Exchange differences	(15)
At 31 December	283

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

Lease Liabilities	30 June 2024	30 June 2023
	$000	$000
At 1 January	247	365
Additions	-	-
Interest expense	3	12
Lease payments	(77)	(37)
Exchange differences	6	13
Disposal of lease	-	-
At 30 June	179	353

Lease Liabilities	31 Dec 2023
$000
At 1 January	365
Additions	-
Interest expense	10
Lease payments	(119)
Exchange differences	(9)
Disposal of lease	-
At 31 December	247

Lease liabilities are presented in the consolidated statement of financial; position as follows:

	30 Jun 2024	30 June 2023	31 Dec 2023
	$000	$000	$000
Current	142	170	138
Non-current	37	183	109
	179	353	247

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as of 30 June 2024 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
Lease payments	37	79	66	-	182
Finance Charges	(3)	-	-	-	(3)
Net Present Values	34	79	66	-	179

The total net cash outflow for leases in the period ended 30 June 2024 was $54k and in the year to 31 December 2023 was $119k.

Notes to the Interim Financial Statements

for the six month period to 30 June 2024

10. Treasury Shares

The company acquired 1,683,544 of its own shares through purchases on the NASDAQ stock exchange during the year ended December 31, 2022. The amount paid to acquire the shares totalled $1,320k, and the shares are held as “treasury shares”. The Company has the right to reissue these shares later. All shares issued by the Company are fully paid. There were no additional share buybacks in the six months to June 30, 2024.

11. Related party transactions

Actavia Life Sciences Inc (“Actavia”) is a related party as the entity is controlled by a person that has significant influence over the Group. Actavia is also party to a Shared Services agreement with Tiziana whereby Actavia is charged for shared services such as the payroll and rent. During 2020, Tiziana extended a loan to Actavia for $72,000 at an interest rate of 8% per annum. During 2022, Tiziana extended a further loan to Actavia for $85,000 at an interest rate of 16% per annum. As of June 30, 2024, $545k (Dec 2023: $416k, Jun 2023: $333k) was owed to Tiziana Life Sciences Ltd in respect of the loan, accrued interest and the shared services agreement. The total charged under the shared services agreement in the year ending 30 June 2024 was $1k (Dec 2023: $6k, Jun 2023: $3k).

OKYO Pharma Ltd (“OKYO”) is a related party as the entity is controlled by a person that has significant influence over the Group. OKYO is also party to a Shared Services agreement with Tiziana whereby OKYO is charged for shared services such as the payroll and rent. As of June 30, 2024 $423k (Dec 2023, $398k, Jun 2023$385k) was owed to Tiziana Life Sciences Ltd in respect of this agreement. The total charged under the shared services agreement in the period ended Jun 2024 was $25k (Dec 2023: $171k, Jun 2023: $69k).

In August 2022, the Group issued a short-term credit facility to OKYO, a related party, for $2,000k in order to support short term liquidity. The loan was available for a period of 6 months upon first draw-down and carried an interest rate of 16% per annum, with additional default interest of 4% if the loan was not repaid after the 6-month period. In February 2023 a further short – term loan facility was issued to OKYO of $500k, which was drawn down during the period ended June 30, 2023 and was fully repaid by March 23, 2023. In October 2023 the loan was converted to an investment in OKYO with 20% interest. The principal of $2,000k plus accrued interest of $1,150k were converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd.

Accustem Sciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. During the period ended 30 June 2022 an investment for $2.675k was made in Accustem. Accustem is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as payroll and rent and 3rd party suppliers. As of June 30, 2024, $1,881k (Dec 23: $1,323k, Jun 23: $614k) was the net amount owed by Accustem.

12. Ultimate controlling Party

The ultimate controlling party of the Group is Planwise Group Ltd.

13. Post balance sheet events

In September 2024 the Company received cash funds of $3,338,698, relating to the R&D tax receivable plus accrued interest.